Exhibit 99.1

ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS
OF XTRA-GOLD RESOURCES CORP. (the “Issuer”)
June 19, 2014

REPORT OF VOTING RESULTS
(National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3)

TO: The Securities Regulatory Authorities of Alberta, British Columbia and Ontario

This report sets forth the matters voted upon and the outcome of the votes at the Annual and Special Meeting (the “Meeting”) of the shareholders of common shares (the “Shares”) of the Issuer held on June 19, 2014 in Toronto, Ontario. Each of the matters summarized below is described in greater detail in the Issuer’s management information circular dated April 30, 2014 (the “Circular”). An aggregate of 23,999,018 Shares or approximately 51.99% of the Issuer’s issued and outstanding Shares were represented at the Meeting.

MATTER VOTED UPON	VOTED FOR	VOTED AGAINST	WITHHELD
1. appointment of Davidson & Company LLP as auditors for 2014 and authorization for the Audit Committee to fix their remuneration (1)	23,994,018 % Voted (2): 99.98%	N/A	5,000 % Withheld (2): 0.02%
2. election of Paul Zyla as a director (1)	19,959,891 % Voted (2): 98.46%	N/A	311,205 % Withheld (2): 1.54%
3. election of Richard W. Grayston as a director (1)	19,919,891 % Voted (2): 98.27%	N/A	351,205 % Withheld (2): 1.73%
4. election of Peter Minuk as a director (1)	19,885,091 % Voted (2): 98.10%	N/A	386,005 % Withheld (2): 1.90%
5. election of James Schweitzer as a director (1)	19,960,091 % Voted (2): 98.47%	N/A	312,005 % Withheld (2): 1.53%
6. election of Dr. Guy Della Valle as a director (1)	19,959,091 % Voted (2): 98.46%	N/A	312,005 % Withheld (2): 1.54%
7. election of James Longshore as a director (1)	19,958,891 % Voted (2): 98.46%	N/A	312,205 % Withheld (2): 1.54%

MATTER VOTED UPON	VOTED FOR	VOTED AGAINST	WITHHELD
8. approval of unallocated options to be granted under the Issuer’s 10% rolling stock option plan (1)	19,555,251 % Voted (2): 96.47%	715,845 % Voted (2): 3.53%	N/A
9. approval of amendment to stock options previously granted to certain insiders of the Issuer (1)	15,657,646 % Voted (2): 94.77%	864,345 % Voted (2): 5.23%	N/A

(1)	Approved on a show of hands by more than a majority of the votes cast by the Shareholders at the Meeting.
(2)	Percentage based on the number of Shares represented and voted at the Meeting.

XTRA-GOLD RESOURCES CORP.

/s/ Paul Zyla
Paul Zyla
President and Chief Executive Officer